Exhibit (a)(5)(o)

November 25, 2012

Complete Genomics, Inc.

2071 Stierlin Court

Mountain View, California 94043

Attn: Dr. Clifford Reid

Re:	2nd Letter Received from Illumina, Inc. (“Illumina”)

Dear Cliff,

We are in receipt of your correspondence regarding disclosures pursuant to Section 5.3(b) of that certain Agreement and Plan of Merger among Complete Genomics, Inc. (“Complete” or the “Company”), Beta Acquisition Corporation and BGI-Shenzhen (“BGI”), dated as of September 15, 2012 (the “Merger Agreement”), relating to a letter from Illumina addressed to the Board of Directors of the Company on November 20, 2012 (“Illumina Letter”) in furtherance of its speculative proposal (the “Proposal”). Terms used herein and not defined have the meanings ascribed thereto in the Merger Agreement.

The Illumina letter makes false and flawed assertions, for reasons that we will detail in this letter.

1.	Illumina’s Proposal Would Not be Approved by the FTC.

a.	Illumina has consistently proclaimed its extraordinary market power and dominance.

In its own words, Illlumina has explained that “Globally, the Board believes that approximately 90% of the world’s sequencing output is produced on Illumina instruments.” See http://investor.illumina.com/phoenix.zhtml?c=121127&p=irol-newsArticle&ID=1658034 Illumina has repeated such assertion in advertisements that clearly communicate its market power to customers. See http://www.sciencemag.org/content/338/6106/local/advertising.pdf at Page 4. Thus, Illumina would be viewed as a monopoly whose acquisition of Complete would substantially threaten and lessen competition.

b.	Illumina’s motivation to acquire Complete is to eliminate a competitor.

Informed third-party observers have made plain that Illumina’s primary motivation is to remove Complete’s competitive technology from the marketplace. For example, just last week, UBS Investment Research explained that: “In our view, it would have been unlikely that ILMN sought to fully utilize the GNOM fleet of sequencers – we think the primary motivation for the deal would have been the removal of competition from the marketplace.”

Similarly, Leerink Swann explained that: “ILMN’s efforts to acquire GNOM could pay off for ILMN shareholders in multiple ways. If ILMN is successful in its efforts to acquire the company, it keeps a competitor out of the hands of its largest customer, BGI, and broadens its technology toolbox. If it is unsuccessful, its interest could lengthen the deal process and GNOM could eventually run out of money, which puts a competitor out of business” (emphasis added).

c.	Illumina’s assertion that an Illumina-Complete combination is pro-competitive is not credible.

Illumina asserts that the combination of Illumina and Complete will accelerate the pace of innovation and “further stimulate global competition in sequencing services.” Such claim is not believable on multiple grounds:

•

Illumina’s acquisition of Complete would eliminate competition in a sector that is already dominated by Illumina. BGI, unlike Illumina, does not own or manufacture sequencing instruments. Thus the BGI-Complete combination will preserve and bolster Complete’s ability to compete in the critical sector in which Illumina has repeatedly stated it has a 90% market share, whereas Illumina’s bid would simply eliminate Complete as an independent platform provider. In addition, it is worth noting that after BGI acquires Complete, Complete will operate as a separate subsidiary of BGI, with its headquarters remaining in California, with its R&D on a solid financial footing, creating U.S. jobs as its business succeeds.

•

Illumina’s inconsistent attitudes towards BGI reveal the true motivation of Illumina’s proposed acquisition of Complete. Illumina has been quite willing to sell instruments to BGI and supply consumables to enable BGI, through BGI Americas, to supply genome sequencing services in the United States. Only now, when BGI proposes simply to broaden its sequencing platform offerings, does Illumina claim that BGI’s supply of services in the United States raises any regulatory concerns. Such obvious hypocrisy demonstrates that Illumina’s assertions are inherently unbelievable and simply emphasizes the critical competition issues that actually exist: Illumina is trying to eliminate its closest competitor, Complete.

In light of the foregoing, we do not see any circumstances under which the FTC would ever approve an Illumina-Complete transaction.

2.	BGI is a Private Company, Not a State-Owned Entity.

In the Illumina Letter, Illumina implies that BGI is owned by the government of China and that regulatory approval of the transaction between our companies will be adversely affected because BGI supposedly is a state-owned enterprise. These assertions are not true, and Illumina, which has done business with BGI for many years, knows it.

BGI is a private entity with a non-profit genomic research institute and sequencing application commercial units that provide commercial Omics services. All of BGI’s equity is owned by BGI employees who are private citizens. See Annexes A-1 and A-2 for copies of an official record showing the ownership and the English translation thereof.

3.	The BGI-Complete Transaction Raises No National Security Issues.

The gravamen of Illumina’s claim of a purported national security issue is that BGI is a state-owned enterprise, which it is not. That by itself disposes of Illumina’s false claim that the transaction between our companies raises concerns for U.S. national security. In fact, Illumina knows quite well from its business relationship with BGI that there are no national security issues implicated.

a.	Illumina has been a strong supporter of BGI’s business and has repeatedly praised BGI as a business partner.

Illumina has supplied nearly all of the sequencing instruments used by BGI, including those in China and the United States, and it is an on-going supplier of the critical reagents that BGI uses to provide sequencing services in the United States and elsewhere. Illumina has proudly promoted the work of BGI utilizing Illumina’s instruments. For example, in an “Application Note” (a copy of which is attached hereto as Annex B), Illumina highlights BGI’s work on a variety of human health and other research projects utilizing Illumina’s instruments. Illumina, in its own words, said “we are deeply honored that BGI has selected Illumina as its partner for sequencing technology” when announcing the sale of Illumina instruments to BGI.

b.	Illumina’s suggestion regarding “personal identifier information” is unfounded.

Illumina knows that gene sequencing companies such as BGI and Complete are not provided with individual identifier information on samples used for sequencing. BGI has always complied and will continue to comply with all US laws protecting individual data, including the HIPAA rules. These laws provide comprehensive protections for personal health information. From this perspective, the acquisition of Complete will not enable BGI to provide sequencing services in a manner that differs from how BGI provides those services today using instruments and consumables provided by Illumina.

c.	Recent CFIUS actions are neither precedential, nor relevant to our transaction.

Illumina suggests that President Obama’s recent order blocking Ralls Corporation from proceeding with a wind-farm development in Oregon shows that transactions involving state-owned enterprises in “far less sensitive” industries are “problematic.” Illumina again strays far from reality both in asserting that BGI is state-owned — it is not — and suggesting reason for concern based on the Ralls matter. As noted, Illumina has never previously considered its business with BGI as “sensitive” in the least. Unlike the Ralls development, Complete is not immediately adjacent to a sensitive military flight-testing facility. The U.S. Department of the Treasury stated: “The

President’s decision is specific to this transaction and is not a precedent with regard to any other foreign direct investment from China or any other country.” http://www.treasury.gov/press-center/press-releases/Pages/tg1724.aspx

In summary, based on Illumina’s business relationship with BGI, Illumina obviously does not believe at all that BGI’s work in the United States — such as the “1,000 Rare Diseases Project” that BGI initiated with the Children’s Hospital of Philadelphia, and the partnership with Autism Speaks to create the world’s largest library of sequenced genomes of individuals with autism spectrum disorders — raises any national security issue.

4.	Illumina’s Proposal is Not a Superior Proposal.

a.	Illumina’s Proposal is not a Superior Proposal.

We do not believe that the Proposal constitutes or could reasonably be expected to result in a Superior Proposal because, among other reasons, there is a virtual certainty that any transaction between the Company and Illumina would fail to receive U.S. antitrust clearance. Thus, the Proposal obviously does not satisfy clause (ii) of the “Superior Proposal” definition in the Merger Agreement. Further, because it is extremely unlikely an Illumina Proposal could ever be consummated, the Proposal does not satisfy clause (i) of the “Superior Proposal” definition.

b.	Illumina’s Proposal is not bona fide, and is simply calculated to interfere with our transaction.

As implied by several analysts, Illumina’s Proposal is not bona fide. Rather it is a thinly veiled attempt by Illumina to disrupt and interfere with our Merger Agreement in order to prevent Complete’s technology from posing a competitive threat to Illumina’s market dominance and Illumina’s 90% market share. Additionally, we note that Illumina’s proposed merger agreement provides for up to a one year “drop dead date”, and without any additional obligations or penalties imposed on Illumina to secure U.S. antitrust approval. Such proposed terms are clearly calculated to achieve Illumina’s desired objective—the elimination of Complete as a competitor. Complete and its business will irreversibly wither during this one year time frame, and Illumina will simply walk from the transaction without penalty when Complete is spent as a competitive force and the FTC inevitably blocks the Illumina-Complete deal. The end result will be the bankruptcy of Complete.

The BGI-Complete transaction is in the best interests of our respective stockholders, as well as our respective customers and employees, and it is in the best interests of fostering competition and increasing innovation in the United States. We will continue to support this transaction and commit to work with you to close the transaction as promptly as possible.

If you would like to discuss the contents of this letter, please feel free to give me a call.

Best regards,

Ye Yin
COO of BGI-Shenzhen & President of Beta Acquisition Corporation

Copy to:

Bill Homan, Ajay Bansal, Complete Genomics, Inc.

Alan Mendelson and Luke Bergstrom, Latham & Watkins LLP

Paul Scrivano and Wendy Pan, O’Melveny Myers LLP

企业信用信息资料

20120906J7UQ

深圳华大基因科技有限公司的基本信用信息

基本信息

注册号	440301103575538
企业名称	深圳华大基因科技有限公司
地址	深圳市盐田区北山路146号北山工业区综合楼11F－3（仅限办公）。
法定代表人	杨焕明
经营范围	生命科学及生物技术研发、生物技术服务、技术转让与技术咨询（以上均不含限制项目）；销售实验室仪器设备及其化学试剂（不含危险品）；计算机软硬件及外围设备（计算机信息系统安全专用产品除外）；货物及技术进出口业务。
币种	人民币
注册资本（万元）	10000
实收资本（万元）	9800
市场主体类型	有限责任公司
成立日期	2008年8月21日
经营期限	自2008年8月21日起至2038年8月21日止
核准日期	2010年12月30日
企业登记状态	开业
年检情况	2011年度已年检
联系电话	25273114

股东信息

股东名称	出资额(万元)	出资比例(%)	股东属性	股东类别
王俊	1050.0000	10.5000	自然人	自然人
杨爽	420.0000	4.2000	自然人	自然人
汪建	8530.0000	85.3000	自然人	自然人

成员信息

姓名	职务	产生方式
汪建	总经理	委派
杨国华	监事	选举
方健秋	监事	选举
李松岗	监事	选举
杨焕明	董事长	选举
黄胜全	董事	选举
刘斯奇	董事	选举
王俊	董事	选举
汪建	董事	选举

深圳市企业信用信息

企业信用信息资料

限制信息

限制原因	限制时间	限制状态	限制说明
股权质押	自 2011-8-5 至 2012-8-5	限制中	股权质押：将王俊10.5%的股权、杨爽4.2%的股权、汪建85.3%的股权质押给国家开发银行股份有限公司。（2011-765押）备注信息：核准时间2011-8-5 股权质押：将王俊10.5%的股权、杨爽4.2%的股权、汪建85.3%的股权质押给国家开发银行股份有限公司。（2011-765押）

组织机构代码信息

机构代码	678591043
年检日期	2012-08-06
年检期限	2013-08-31
作废日期	2014-08-08

以上资料来源于深圳市企业信用信息系统，仅供了解企业基本信用信息时参考。
打印时间：2012年09月06日 17:09:40

深圳市企业信用信息中心
二〇一二年九月六日

CORPORATE CREDIT INFORMATION PROFILE

20120906J7UQ

Basic Credit Information of BGI Shenzhen Technology Company Limited

Basic Information

Registration Number	440301103575538

Company Name	BGI Shenzhen Technology Company Limited

Registered Address	11F-3, Main Building, Beishan Industrial Zone, 146 Beishan Road, Yantian District, Shenzhen (for office use only)

Leal Representative	Huanming Yang

Business Scope	Research and development in life science and biotechnology, biotechnology services, technology transfer and consulting (excluding items subject to restrictions of the State), sales of the laboratory instruments and equipment and the related chemical reagent (excluding the hazardous materials), computer software, hardware and peripherals (excluding the security products for computer information systems). Exportation and Importation of goods and technology.

Type of Currency	Renminbi (RMB)

Registered Capital	RMB100 million

Actual Paid-in Registered Capital	RMB98 million

Type of Enterprise	Limited liability company

Date of Establishment	August 21, 2008

Business Term	From August 21, 2008 to August 21, 2038

Date of Approval	December 30, 2010

Registered Status	In operation

CORPORATE CREDIT INFORMATION PROFILE

of the Enterprise

Annual Filing Status	Passed 2011 Annual Filing

Contact Info (telephone)	2527-3114

Shareholder Information

Name	Contribution of Capital		Percentage of Contribution (%)	Nature	Type

Jun Wang	10.5 RMB	million	10.5000%	Natural Person	Natural Person

Shuang Yang	4.2 RMB	million	4.2000%	Natural Person	Natural Person

Jian Wang	85.3 RMB	million	85.3000%	Natural Person	Natural Person

Management Information

Name	Position	Appointment Ways

Jian Wang	General Manager	Designation

Guohua Yang	Supervisor	Election

Jianqiu Fang	Supervisor	Election

Songgang Li	Supervisor	Election

Huanming Yang	Chairman	Election

Shengquan Huang	Director	Election

Siqi Liu	Director	Election

CORPORATE CREDIT INFORMATION PROFILE

Jun Wang	Director	Election

Jian Wang	Director	Election

Restriction Information

Reason	Term	Status	Restriction Description

Share Pledge	From August 5, 2011 to August 5, 2012	Restricted

Share Pledge: Jun Wang’s equity interests of 10.5%, Shuang Yang’s equity interests of 4.2% and Jian Wang’s equity interests of 85.3% are pledged to China Development Bank Corporation. (2011-765 pledge)

Notes: Date of Approval: August 5, 2011

Share Pledge: to pledge Jun Wang’s equity interests of 10.5%, Shuang Yang’s equity interests of 4.2% and Jian Wang’s equity interests of 85.3% to China Development Bank Corporation. (2011-765 pledge)

Organization Code Information

Organization Code	678591043

Date of Annual Filing	August 6, 2012

Deadline of Annual Filing	August 31, 2013

Date of Invalidity	August 8, 2014

CORPORATE CREDIT INFORMATION PROFILE

The above information is from the Corporate Credit Information System of Shenzhen Municipality, only for the reference of the enterprise’s basic credit information.

Printed Time: 17:09:40, September 6, 2012

Shenzhen Corporate Credit Information Center

(with Chop)

September 6, 2012

Application Note: Sequencing

BGI Takes on De Novo Assembly and More with the Genome Analyzer

From cucumbers and pandas to the human microbiome and the first Asian diploid genome, the Beijing Genomics Institute is advancing science at billions of bases per day using Illumina’s next-generation sequencing technology.

Introduction

Sequencing 20 gigabases per day, the Beijing Genomics Institute (BGI) at Shenzhen1 is one of the most productive genome centers in the world. Goals of this powerhouse research facility include improving human health and quality of life, decoding large and small genomes from all five kingdoms, and enhancing agricultural research and industry. How do BGI researchers see themselves achieving their mission? According to Dr. Xiuqing Zhang, Director of Sequencing Platforms, “we are using sequencing-based strategies, relying almost completely on Illumina’s sequencing technology. We generate about 19 gigabases per day, or 95% of our sequence data, from the 16 Genome Analyzers we keep in continuous production.” Dr. Ruiqiang Li, Director of Bioinformatics, adds, “running these high-throughput systems is simple and cost-effective, allowing us to focus our resources on translating the data into meaningful information.”

Using their Genome Analyzers, BGI researchers are pursuing a wide range to discovery applications such as de novo genome assembly, metagenomic analysis, and whole-genome and targeted resequencing. In addition, they collaborate with numerous international partners on large-scale projects and offer leading sequencing and data analysis solutions as a services provider.

De Novo Assembly Using the Genome Analyzer

De novo genome assembly using traditional Sanger sequencing is expensive, slow, and labor intensive, limiting the pace at which new genomes are sequenced. Earlier this year, researchers at BGI reduced the cost of sequencing a new genome by 50% using a combination of Genome Analyzer data and traditional Sanger sequencing (Table 1). Zhang adds, “With the Genome Analyzer we can easily obtain and afford much deeper coverage, so we can achieve much higher data quality.” Li elaborates, “Detailed analysis of our Genome Analyzer data revealed that on average we are seeing less than one error every 100kb approximately 50x coverage.”

This project was so successful that BGI and collaborators2 have gone on to sequence and assemble larger genomes. This October, the team finished a draft sequence of the panda genome using data generated exclusively from Genome Analyzers. For this human-sized genome, Li reports that they were able to generate 50–75 bp paired-end reads at 50x coverage in less than one month. He adds, “For our cucumber genome project we were getting about 45–50 bp reads, with panda we are up to 75 bp reads. We see how good the data quality is at 75 bp, and we believe the Genome Analyzer has the ability to continue scaling up to longer reads.”

Figure 1: Beijing Genomics Institute

The new BGI headquarters in Shenzhen (left) features a high-throughput sequencing facility that continuously runs 16 Genome Analyzers (right).

Application Note: Sequencing

To match the rapidly increasing scale at which BGI can churn out raw sequence data, Li and his team of 100 bioinformaticians are developing novel analysis tools that can handle massive amounts of short-read sequences. Li says, “Right now we can assemble a large genome like the panda’s in about two days using our de novo genome assembly software SOAPdenovo, a new part of our Short Oligonucleotide Alignment Program (SOAP).”

Confident in their ability to produce high-quality data and assemble new genomes, BGI has started ten more large plant and animal de novo sequencing projects.

Path to Personalized Genomics

Besides being leaders in de novo sequencing and assembly, BGI researchers are paving the way for personalized genomics. In a recently published Nature paper3, they describe the first complete sequencing of a diploid Asian genome. Using the Genome Analyzer, they achieved greater than 99.96% coverage of a Han Chinese genome with 22.5x single- and 13.5x paired-end reads.

Analyzing this data using their SOAP software, BGI researchers detected more than 417,000 SNPs not reported in the dbSNP database and identified over 135,000 small indels and 2,600 structural variants. With this contribution, BGI researchers believe they and the greater scientific community are one giant step closer to understanding population and individual genetic variation.

Studying Disease Through Sequencing

An important aspect of human health and well-being is the complex association between the microbes that live on and in our bodies. As a member of MetaHIT, a 13-member international consortium,

BGI is responsible for sequencing the gut microbiome isolated from thousands of individuals. With BGI’s proven ability to assemble small and large genomes using Illumina’s sequencing system (Tables 1 and 2), the consortium has set out to create a reference set of genes and genomes from intestinal microbes in healthy and diseased individuals. Through this ambitious metagenomics approach, researchers aim to uncover the role played by intestinal microbes in preservation of health and the etiology of a wide range of chronic diseases.

In another international collaboration designed to improve understanding of human health, BGI has set out to discover novel variations that correlate with increased risk of visceral obesity, type 2 diabetes, and hypertension. Teaming up with the Steno Diabetes Center in Denmark and Copenhagen University, BGI researchers are using a targeted resequencing strategy to capture and deeply sequence exons, 5’ and 3’ UTRs, and highly conserved genomic regions from 4,000 individuals. This case-control genome-wide association study is an alternative to array-based genotyping strategies, which, they believe, will offer novel and more comprehensive insight into the common and rare variation underlying these phenotypes of interest.

Access to BGI’s Expertise

With a roomful of Genome Analyzers, renowned researchers, and a team of bioinformaticians that is expected to grow to 200 members by next summer, BGI has positioned itself as a leading genomics solutions services provider. Zhang says one of the strongest advantages BGI offers is “that we are a genome center and a research center. We can rapidly generate data and we have a very strong bioinformatics team that can help customers with data analysis for all kinds of projects.”

Table 1: De Novo Sequencing and Assembly of the Cucumber Genome with the Genome Analyzer

Genome Analyzer		Sanger Sequencing

Sequencing

Coverage	50x	Coverage	4x

Read Length	~50 bp	Fosmid Clone Physical Coverage	10x

Paired-End Insert Size	150 bp–2kb	Fosmid Clone Insert Size	40kb

Assembly

Contig N50	~5kb	Contig N50	~9kb

Scaffold N50	~60kb (Paired-end reads only)	Scaffold N50	~80kb (2–7kb plasmid ends) ~500kb (40kb fosmid ends)

TOTAL

Length of Genome:	290 Mb

Genomic Coverage:	90% based on 90,307 UniGene fragments, 95% based on seven finished fosmids/BACs

Data courtesy of Beijing Genomics Institute

Application Note: Sequencing

Table 2: Small Genome De Novo Assembly With the genome Analyzer

	Bacteria	Bacteria	Bacteria	Fungi

Genome Size	6.6 Mb	4.5 Mb	4.5 Mb	34 Mb

Sequencing Depth	50x	60x	50x	50x

Read Length	35 bp	35 bp	45 bp	45 bp

PE Insert	130 bp	130 bp	130 bp/2kb	200/500 bp

Scaffold N50	126kb	31kb	314kb	90kb

Data courtesy of Beijing Genomics Institute

Reference

1.	www.genomics.org.cn

2.	In addition to researchers at BGI-Shenzen, the current participants in this project consist of scientists from all around the globe, including researchers from the Kunming Institute of Zoology at the Chinese Academy of Sciences; the Institute of Zoology at the Chinese Academy of Sciences (Beijing); Chengdu Research Base of Giant Panda Breeding; the China Research and Conservation Center for the Giant Panda (Wolong); the Beijing Institute of Genomics, the Chinese Academy of Sciences; Beijing Genomics Institute (BGI); BGI-Hangzhou; the University of Alberta (Canada); Cardiff University (UK); Fudan University (Shanghai); Sichuan University; Southeast University (Nanjing); Sun Yat-Sen University (Guangzhou); the University of California at Berkeley; the University of Copenhagen; the University of Hong Kong; the University of Washington (Seattle); the World Wide Fund for Nature, China; and the Zoological Society of San Diego.

3.	Wang J, Wang W, Li R, Li Y, Geng T, et al. (2008) The diploid genome sequence of an Asian individual. Nature 456: 60–65.

Additional Information

Visit www.illumina.com or contact us at the address below to learn more about Illumina sequencing applications and products.

Figure 2: Supercomputing Center

Using a supercomputer that draws upon more than 100 CPUs and 500 GB of RAM, BGI researchers can assemble a human-sized genome in two days.

Illumina, Inc. — 9885 Towne Centre Drive, San Diego, CA 92121 USA — 1.800.809.4566 toll-free — 1.858.202.4566 tel — techsupport@illumina.com — illumina.com

FOR RESEARCH USE ONLY

© 2010 Illumina, Inc. All rights reserved.

Illumina, illuminaDx, Solexa, Making Sense Out of Life, Oligator, Sentrix, GoldenGate, GoldenGate Indexing, DASL, BeadArray, Array of Arrays, Infinium, BeadXpress, VeraCode, IntelliHyb, iSelect, CSPro, GenomeStudio, Genetic Energy, HiSeq, and HiScan are registered trademarks or trademarks of Illumina, Inc. All other brands and names contained herein are the property of their respective owners. Pub. No. 770-2008-020 Current as of 15 December 2008